RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

April 8, 2011

VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Perfectenergy International Limited
Form 10-K for fiscal year ended October 31, 2010
Filed January 31, 2011
Your File No. 0-51704

Dear Mr. Vaughn:

On behalf of Perfectenergy International Limited, (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated March 24, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for fiscal year ended October 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies and Estimates, page 12

-Inventories

1.	Please expand your discussion in future filings of this critical accounting estimate to address the following:

•	Explain why management believes inventories are a critical accounting estimate.

RESPONSE: We will include the following disclosure in future filings in the discussion of this critical accounting estimate:

Mr. Kevin Vaughn
Securities and Exchange Commission
Re:  Perfectenergy International Limited
April 8, 2011

“Inventories constitute a majority of our current assets as reflected in our balance sheets.  The manner in which we estimate the value of our inventories is a significant component in determining the value of our inventories.  If actual demand or market conditions are less favorable than projected demand, additional inventory write-downs may be required that could adversely impact financial results for the period in which the additional excess or obsolete inventory is identified.”

•
Explain in greater detail how management estimates the amount of excess or obsolete inventories that you have on-hand at each reporting date.  Within your discussion, explain how you determine the market value of your inventory.

RESPONSE: We will include the following disclosure in future filings in the discussion of this critical accounting estimate:

“We estimate the amount of the excess inventories by comparing inventory on hand with the estimated sales that can be sold within our operating cycle.  To estimate the amount of obsolete inventories, we analyze movement of our products, monitor competing technology and evaluate acceptance of our products.  Based on this information, we estimate inventories that cannot be sold at all or can only be sold at deeply discounted prices.

We determine the market value of our inventory according to our purchase price and as compared to current market prices as of the reporting date.  If the market value is higher than our purchase price, we report the amount of the inventories at the original purchase price, and if the market value is lower than our purchase price, then we write-off the difference between our purchase price and the market value to the net realizable value.”

In this regard, please refer to your response to a similar comment addressed in a previous correspondence to us dated January 22, 2008.

Contractual Obligations, page 15

2.
We note your disclosures from Note 16 of the financial statements regarding commitments relating to your supply contract with Chengdu.  It does not appear that you have included these amounts in the disclosure of contractual obligations.  Please explain how exclusion of such amounts complies with Item 303(a)(5) of Regulation S-K.  Alternatively, revise future filings as appropriate to include such amounts in the contractual obligations table.

Mr. Kevin Vaughn
Securities and Exchange Commission
Re:  Perfectenergy International Limited
April 8, 2011

RESPONSE:  The disclosures regarding the supply contract with Chengdu in Note 16 erroneously described the commitments as dollar amounts rather than quantities.  Our financial statements included with our Form 10-K filed January 31, 2011 are not affected by this error, and we do not deem the error material to warrant amending such Form 10-K.  The supply contract with Chengdu only specified the quantity required, and deliveries are based on the mutual agreement of the parties prior to delivery when an order is placed.  We removed this supply contract as a purchase commitment of the Company in our January 31, 2011 consolidated financial statements footnotes as we subsequently determined that we are not committed to the purchase orders.  Therefore, we will not include this supply contract in the contractual obligations table in future filings.

Note 16 – Commitments, page F-24

-Long-term Silicon Supply Agreements, page F-25

3.
We note here and on page 8 that you have entered into a long-term supply agreement with Chengdu Jiayang to purchase silicon wafers in 2010 ($1 million), 2011 ($1.2 million) and 2012 ($1.5 million).  We further note that the purchasing price of these silicon wafers will be based on market conditions.  With a view toward disclosure, please clarify for us the nature of the commitments under this agreement.  For example, clarify whether your commitment is based solely on total dollar value, or if declining prices allow for an adjustment in volume.  Also, please explain to us how your evaluation of inventory impairment considered future commitments under your supply agreement.

RESPONSE:  The commitment is based solely on the total quantity purchased with no set delivery schedule, and not on a dollar value as mentioned in our response to comment #2 above.  The purchase price of the wafers is determined by the market price one month before delivery.  Thus, future purchases under the agreement are based on the market price with no impairment issues.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely yours,

RICHARDSON & PATEL LLP

By:	/s/ Jamie H. Kim
Jamie H. Kim

cc:  Perfectenergy International Limited